UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                          TIS MORTGAGE INVESTMENT COMPANY
                          -------------------------------
                                  Name of Issuer

                          Common Stock, $.001 par value
                     ---------------------------------------
                          (Title of Class of Securities)

                                    872527106
                                   ------------
                                   CUSIP Number


                                 Michael G. Zybala
                            Asst. Secretary and Counsel
                            The InterGroup Corporation
                                 820 Moraga Drive
                           Los Angeles, California 90049
                                  (310) 889-2500
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                   June 24, 2005
                                 ------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 872527106                                               Page 2 of 8
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1.   Name of Reporting Person                     Tax Identification Number

     The InterGroup Corporation                         13-3293645
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
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3.   SEC Use Only
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4.   Source of Funds

     WC
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     Delaware
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Number of                                 7.   Sole Voting Power
Shares                                         0
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           0
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           0
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0 Shares of Common Stock
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12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row 11

     0.0%
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14.  Type of Reporting Person

     CO
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


CUSIP No. 872527106                                              Page 3 of 8
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1.   Name of Reporting Person                     Tax Identification Number

     Santa Fe Financial Corporation                      95-2452529
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
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3.   SEC Use Only

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4.   Source of Funds

     WC
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     Nevada
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Number of                                 7.   Sole Voting Power
Shares                                         110,400
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           110,400
                                          -----------------------------------
                                          10.  Shared Dispositive Power

-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     110,000 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     1.2%
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
-----------------------------------------------------------------------------

CUSIP No. 872527106                                              Page 4 of 8
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1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
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3.   SEC Use Only

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4.   Source of Funds

     PF
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S.
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         245,600
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           356,000
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           245,600
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               356,000
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     356,000 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     4.0%
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
-----------------------------------------------------------------------------

                           AMENDMENT NO. 3
                           TO SCHEDULE 13D
                    OF THE INTERGROUP CORPORATION
                    SANTA FE FINANCIAL CORPORATION
                         AND JOHN V. WINFIELD
                  REGARDING OWNERSHIP OF SECURITIES OF
                    TIS MORTGAGE INVESTMENT COMPANY


          This Amendment No. 3 to Schedule 13D is being filed by The InterGroup Corporation, a Delaware Corporation ("InterGroup"), Santa Fe Financial Corporation, a Nevada corporation ("Santa Fe") and John V. Winfield, the Chairman, President and Chief Executive Officer of InterGroup and Santa Fe, to update information previously furnished.

          The following Items of this Schedule 13D are amended:


Item 1.   Security and Issuer
          -------------------

          This Amendment relates to the common stock, par value $.001 per share (the "Common Stock") of TIS Mortgage Investment Company, a Maryland corporation (the "Issuer"). The principal executive offices of Issuer are located at 655 Montgomery Street, Suite 800, San Francisco, CA 94111.


Item 2.   Identity and Background
          -----------------------

          The InterGroup Corporation ("InterGroup") is a Delaware corporation with its principal place of business at 820 Moraga Drive, Los Angeles, California 90049. InterGroup is a public company whose securities are registered under Section 12(g) of the Exchange Act. The principal business of InterGroup is to own and operate multi-family residential property and other real estate. Attached hereto as Appendix A is a schedule setting forth the executive officers and directors of InterGroup. None of the named executive officers or directors was subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.

          Santa Financial Corporation ("Santa Fe") is a Nevada corporation with its principal place of business at 820 Moraga Drive, Los Angeles, California 90049. Santa Fe is a public company whose securities are registered under Section 12(g) of the Exchange Act and is a subsidiary of InterGroup.
The principal business of Santa Fe is to own and operate real estate. InterGroup is the beneficial owner of approximately 76.9% of the voting shares of Santa Fe and all of the directors of Santa Fe also serve as directors of InterGroup. Attached hereto as Appendix B is a schedule setting forth the executive officers and directors of Santa Fe. None of the named executive officers or directors was subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.

          John V. Winfield's business address is 820 Moraga Drive, Los Angeles, California 90049. Mr. Winfield's principal occupation is President, Chief Executive Officer and Chairman of the Board of InterGroup and Santa Fe. Mr. Winfield is the beneficial owner of approximately 60.1% of the common stock of InterGroup. Mr. Winfield has not been subject to any proceedings requiring disclosure under sections (d) and (e) of this Item. Mr. Winfield is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          InterGroup, Santa Fe used working capital and Mr. Winfield used personal funds to purchase the shares of Common Stock.


Item 4.   Purposes of Transactions.
          ------------------------

          On June 24, 2005, InterGroup sold 311,500 shares of the Common Stock of Issuer on the open market at a price of $0.07 per share. With that sale, InterGroup no longer owns shares of Common Stock of Issuer. Santa Fe and Mr. Winfield continue to hold shares of the Common Stock for investment purposes and their aggregate position is now less than 5% of the outstanding shares of Common Stock of Issuer (See Item 5. below).

InterGroup, Santa Fe and Mr. Winfield acquired the securities of Issuer for investment purposes. InterGroup, Santa Fe or Mr. Winfield may make additional purchases of the securities of Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer's business prospects and financial condition, the market for securities, other available investment opportunities, money and other stock market conditions and other future developments. Depending on these factors, InterGroup, Santa Fe or Mr. Winfield may decide at any time to sell all or part of their holdings of the Issuer's securities in one or more public or private transactions.

          Except as set forth in this Schedule 13D, InterGroup, Santa Fe and John V. Winfield do not have any present plan or proposal that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) InterGroup, as of June 29, 2005, is not deemed to beneficially own, for purposes of this Section 13(d) of the Exchange Act, any shares of the Common Stock of Issuer.

          Santa Fe, as of June 29, 2005, may be deemed to beneficially own for purposes of this Section 13(d) of the Exchange Act, 110,400 shares of the Common Stock of the Issuer, representing approximately 1.2% of the outstanding Common Stock of Issuer.

          John V. Winfield, as of June 29, 2005, may be deemed to beneficially own for purposes of this Section 13(d) of the Exchange Act, 245,600 shares of the Common Stock of the Issuer, representing approximately 2.8% of the outstanding Common Stock of Issuer. Mr. Winfield has the sole voting and disposition power over the shares of Common Stock owned by him.

          John V. Winfield may be deemed to beneficially own approximately 60.1% of the shares of the common stock of InterGroup and InterGroup is the beneficial owner of approximately 76.9% of the voting shares of Santa Fe. Mr. Winfield is also the Chairman, President and Chief Executive Officer of InterGroup and Santa Fe. In those capacities, Mr. Winfield can be deemed to have shared power with InterGroup and Santa Fe to direct the voting and disposition of the Common Shares owned by InterGroup and Santa Fe. To the extent that Mr. Winfield is deemed to beneficially own, for purposes of
Section 13(d), the Common Stock owned by InterGroup and Santa Fe, he would beneficially own approximately 4.0% of the Common Stock of Issuer.

          The above percentages were determined based on the Issuer's representations in its latest filing on Form 10-Q with the Securities and Exchange Commission that it had 8,893,250 shares of Common Stock outstanding as of November 12, 2004.

          (b) As the Chairman, President, Chief Executive Officer and controlling shareholder of InterGroup and Santa Fe, John V. Winfield shares the voting power and disposition power with respect to the Common Stock owned by InterGroup and Santa Fe.

          (c) During the past sixty (60) days, the only transaction effected in the Common Stock of Issuer by InterGroup, Santa Fe and Mr. Winfield was the sale of the 311,500 shares of Common Stock by InterGroup on June 24, 2005, as discussed Item 4 above.

          (d) InterGroup, Santa Fe and Mr. Winfield have the sole right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

          (e)  Inapplicable.

                               SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 29, 2005                  THE INTERGROUP CORPORATION
        -------------
                                   By: /s/ John V. Winfield
                                       ------------------------------------
                                       John V. Winfield, Chairman
                                       President and Chief Executive Officer


Dated:  June 29, 2005                 SANTA FE FINANCIAL CORPORATION
        -------------

                                   By: /s/ Michael G. Zybala
                                       -------------------------------------
                                       Michael G. Zybala
                                       Vice President and Secretary


Dated:  June 29, 2005                  /s/ John V. Winfield
        -------------                  ---------------------------
                                           John V. Winfield

                                APPENDIX A

                         THE INTERGROUP CORPORATION
                       Executive Officers and Directors*


John V. Winfield   -  Chairman of the Board, President and Chief Executive
                      Officer, The InterGroup Corporation, Santa Fe Financial
                      Corporation and Portsmouth Square, Inc.
                      Citizenship: United States

William J. Nance   -  Director. Principal Occupation: Certified Public
                      Accountant ("CPA") and Consultant; President Plaza
                      Printers, Inc.  Also serves as a Director of Santa Fe
                      Financial Corporation and Portsmouth Square, Inc.
                      Citizenship: United States

Gary N. Jacobs     -  Secretary and Director. Principal Occupation: Executive
                         Vice President, Secretary, General Counsel and Director MGM Mirage.
                      Citizenship: United States

John C. Love       -  Director. Principal Occupation: CPA, Independent
                      consultant to the hospitality and tourism industries;
                      real estate broker. Director of Santa Fe Financial
                      Corporation and Portsmouth Square, Inc.
                      Citizenship: United States

Joseph A. Grunwald -  Vice Chairman of the Board.  Principal Occupation:
                      Industrial, commercial and residential real estate developer. Also a Director of Portsmouth Square, Inc.
                      Citizenship: Belgium

Mildred Bond       -  Director.  Principal Occupation: Private consultant to
   Roxborough         the NAACP.
                      Citizenship: United States

David T. Nguyen    -  Treasurer and Controller, The InterGroup Corporation,
                      Santa Fe Financial Corporation and Portsmouth
                      Square, Inc.; CPA
                      Citizenship: United States.

David C. Gonzalez  -  Vice President Real Estate.
                      Citizenship: United States

Michael G. Zybala  -  Assistant Secretary and Counsel, The InterGroup
                      Corporation; Vice President, Secretary and General Counsel Santa Fe Financial Corporation and Portsmouth Square, Inc.
                      Citizenship: United States

* Business Address: The business address for all executive officers and directors is c/o The InterGroup Corporation, 820 Moraga Drive, Los Angeles, California 90049.

                                APPENDIX B

                        SANTA FE FINANCIAL CORPORATION
                       Executive Officers and Directors*


John V. Winfield   -  Chairman of the Board, President and Chief Executive
                      Officer, The InterGroup Corporation, Santa Fe Financial
                      Corporation and Portsmouth Square, Inc.
                      Citizenship: United States

William J. Nance   -  Director. Principal Occupation: Certified Public
                      Accountant ("CPA") and Consultant; President, Plaza
                      Printers, Inc.  Also serves as a Director of The
                      InterGroup Corporation and Portsmouth Square, Inc.
                      Citizenship: United States

John C. Love       -  Director. Principal Occupation: CPA, Independent
                      consultant to the hospitality and tourism industries;
                      real estate broker.  Also serves as a Director of The
                      InterGroup Corporation and Portsmouth Square, Inc.
                      Citizenship: United States

David T. Nguyen    -  Treasurer and Controller of The InterGroup Corporation,
                      Santa Fe Financial Corporation and Portsmouth
                      Square, Inc.; CPA
                      Citizenship: United States.

Michael G. Zybala  -  Vice President, Secretary and General Counsel Santa Fe
                      Financial Corporation and Portsmouth Square, Inc. Also serves as Asst. Secretary and Counsel to The InterGroup Corporation.
                      Citizenship: United States



* Business Address: The business address for all executive officers and directors is c/o Santa Fe Financial Corporation, 820 Moraga Drive, Los Angeles, California 90049.